

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 3, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

> RE: **Form 10-K for the fiscal year ended December 31, 2008**
> **Definitive Proxy Statement filed on March 13, 2009**
> **File No. 001-16129**

Dear Mr. Steuert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief